IMPERIAL SUGAR COMPANY

One Imperial Square

8016 Highway 90-A, P.O. Box 9

Sugar Land, Texas 77487-0009

August 24, 2006

Via EDGAR and Facsimile

Securities and Exchange Commission

100 F Street, N.E.

Washington, D.C. 20549

Re:	Request for Acceleration of Effectiveness of Registration Statement on Form S-3 (Registration Statement No. 333-133783)

Ladies and Gentlemen:

Imperial Sugar Company, a Texas corporation (the “Registrant”), hereby requests that pursuant to Rule 461 of the rules and regulations promulgated under the Securities Act of 1933, as amended, the effectiveness of its Registration Statement on Form S-3 (Registration Statement No. 333-133783), as amended, be accelerated so that the Registration Statement will become effective on August 25, 2006, at 4:00 p.m., Eastern time, or as soon thereafter as practicable.

In connection with making this request, the Registrant acknowledges that:

(i) should the Securities and Exchange Commission (the “Commission”) or the staff, acting pursuant to delegated authority, declare the filing effective, it does not foreclose the Commission from taking any action with respect to the filing;

(ii) the action of the Commission or the staff, acting pursuant to delegated authority, in declaring the filing effective, does not relieve the Registrant from its full responsibility for the adequacy and accuracy of the disclosure in the filing; and

(iii) the Registrant may not assert the declaration of effectiveness as a defense in any proceeding initiated by the Commission or any person under the federal security laws of the United States.

Very truly yours,

IMPERIAL SUGAR COMPANY

By:	/s/ H.P. Mechler
H.P. Mechler
Senior Vice President and
Chief Financial Officer